As filed with the Securities and Exchange Commission on October 22, 2015

1933 Act File No. 333-207102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

☒Pre-Effective Amendment No. 1   ☐ Post-Effective Amendment No.

(Check appropriate box or boxes)

Touchstone Variable Series Trust

(Exact Name of Registrant as Specified in Charter)

513-878-4066

(Area Code and Telephone Number)

303 Broadway, Suite 1100, Cincinnati, Ohio 45202

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

Jill T. McGruder

303 Broadway, Suite 900

Cincinnati, Ohio 45202

(Name and Address of Agent for Service)

Copies to:

Deborah Bielicke Eades, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
(312) 609-7661

Renee M. Hardt, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
(312) 609-7616

Approximate Date of Proposed Public Offering:  As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:  Shares of beneficial interest, without par value, of Touchstone Focused Fund, a series of the Registrant, are being registered.

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-207102) that was filed with the Commission on September 24, 2015.  This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-207102) under the Securities Act of 1933, as filed with the Commission on September 24, 2015.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Cincinnati and State of Ohio on the 22nd day of October 2015.

TOUCHSTONE VARIABLE SERIES TRUST

By:	/s/ Jill T. McGruder
Jill T. McGruder
President

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

*	Trustee	October 22, 2015
Phillip R. Cox

*	Trustee	October 22, 2015
William C. Gale

*	Trustee	October 22, 2015
Susan J. Hickenlooper

*	Trustee	October 22, 2015
Kevin A. Robie

*	Trustee	October 22, 2015
Edward J. VonderBrink

/s/ Jill T. McGruder	Trustee and President	October 22, 2015
Jill T. McGruder

/s/ Terrie A. Wiedenheft	Controller and Treasurer	October 22, 2015
Terrie A. Wiedenheft

* By:	/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft

(Attorney-in-Fact Pursuant to the Power of Attorney filed as Exhibit (q) to Post-Effective Amendment No. 38 to the Registrant’s Registration Statement on Form N-1A (File No. 033-76566), filed with the SEC on April 22, 2014, which is incorporated herein by reference)

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